Decisions of the General Shareholders' Meeting

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol or the “Company”) announced today that at the ordinary General Shareholders’ Meeting, held on March 26, 2021, the Company’s Shareholders approved the following:

1.	The earnings distribution proposal presented for their consideration, which establishes the distribution of an ordinary dividend per share of seventeen pesos (COP$ 17).

The dividend will be paid to all shareholders in a single installment on April 22, 2021.

2.	The appointment of its Board of Directors as follows:

Non Independent Representative:

•	Germán Quintero Rojas

Independent Representatives:

•	Cecilia María Vélez White
•	Luis Guillermo Echeverri Vélez
•	Juan Emilio Posada Echeverri
•	Sergio Restrepo Isaza
•	Luis Santiago Perdomo Maldonado
•	Esteban Piedrahíta Uribe
•	Hernando Ramírez Plazas (postulated by representatives of the hydrocarbon producing departments)
•	Carlos Gustavo Cano Sanz (postulated by ten (10) minority shareholders with major shareholding)

3.	The appointment of Ernst & Young Audit S.A.S as the External Auditor for 2021 and the option to use in 2022.

4.	The revision to the bylaws proposed by Company Management

Once duly ratified and recorded in the commercial registry, the Company will issue an additional press release to inform of the same.

The text can be found in the following link:

https://www.ecopetrol.com.co/wps/wcm/connect/8d9fb8cb-3881-4419-8b1b-843b18933543/200303+Bylaws+Ecopetrol+VF.PDF?MOD=AJPERES&attachment=false&id=1614809799363

Bogota D.C., March 26, 2021

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

Ecopetrol is Colombia’s largest firm and is an integrated oil company that is among the 50 largest in the world and the four largest in Latin America. In addition to Colombia, where it generates over 60% of the country’s production, it is active in exploration and production in the United States (Permian basin and Gulf of Mexico), Brazil and Mexico. Ecopetrol operates the largest refinery in Colombia, most of the country’s oil-pipeline and polyduct network and is significantly increasing its share of bio-fuels. This press release contains statements relating to business prospects, estimates of operating and financial results, and Ecopetrol’s growth prospects. All are projections, and therefore are based solely on management’s expectations of the company’s future and its continuous access to capital to finance its sales plan. Achieving these estimates in the future depends on its performance under given market conditions, regulations, competition, the performance of the Colombian economy and industry, and other factors; therefore, they are subject to change without prior notice.

For further details, please contact:

Head of Capital Markets

Tatiana Uribe Benninghoff

Phone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Engagement (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

Email: mauricio.tellez@ecopetrol.com.co